PRESS RELEASE
                      For Immediate Release


          CAPITAL ENVIRONMENTAL RESOURCE INC. ANNOUNCES
          COMPLETION OF US$28 MILLION PRIVATE PLACEMENT
              AND APPOINTMENT OF EXTERNAL AUDITORS

BURLINGTON, ON (October 15, 2003) - Capital Environmental Resource Inc. (NASDAQ: CERI) announced today the completion of a private placement of 8,750,000 Series 1 Preferred Shares and warrants to purchase 1,575,000 common shares, resulting in net proceeds to the Company of US$28 million. All of the shares and warrants were issued to affiliates of Michael G. DeGroote, Gary DeGroote and R. John (Jack) Lawrence. Mr. Gary DeGroote and Mr. Lawrence serve as directors of the Company. The Series 1 Preferred Shares are convertible into the same number of common shares of the Company upon approval of the stockholders.

      David Sutherland-Yoest, the Company's Chairman and Chief Executive Officer commented "With this investment, Mike DeGroote has become Capital's single largest shareholder. Given his unprecedented industry experience, Mike's continued investment in the Company will help us in our drive to build greater value for our shareholders".

     The Company also announced that it has selected BDO Dunwoody
LLP, as its auditors for the year ending December 31, 2003.

For information contact:
Thomas E. Durkin, III
Executive Vice-President, General Counsel and Secretary
905-319-6050

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         Safe Harbor for Forward-Looking Statements

Certain matters discussed in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements describe the company's future plans, objectives and goals. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from the plans, objectives and goals set forth in this press release. Factors which could materially affect such forward-looking statements can be found in Capital's periodic reports filed with the Securities and Exchange Commission, including risk factors detailed in Capital's Form 20-F for the year ended December 31, 2002. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements made in this press release are only made as of the date hereof and Capital undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Capital Environmental Resource Inc. is a regional integrated solid waste services company that provides collection, transfer, disposal and recycling services in Canada and the United States.
The Company's web site is www.capitalenvironmental.com.